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March 26, 2010

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

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
RE:   RiverSource Income Series, Inc.                                Post-Effective Amendment No. 106
       RiverSource Income Builder Basic Income Fund                  File No. 2-10700/811-499
       RiverSource Income Builder Enhanced Income Fund               Accession No.: 0000950123-10-006771
       RiverSource Income Builder Moderate Income Fund

      RiverSource Market Advantage Series, Inc.                      Post-Effective Amendment No. 40
       RiverSource Portfolio Builder Aggressive Fund                 File No. 33-30770/811-5897
       RiverSource Portfolio Builder Conservative Fund               Accession No.: 0000950123-10-006764
       RiverSource Portfolio Builder Moderate Aggressive Fund
       RiverSource Portfolio Builder Moderate Conservative Fund
       RiverSource Portfolio Builder Moderate Fund
       RiverSource Portfolio Builder Total Equity Fund
       RiverSource S&P 500 Index Fund
       RiverSource Small Company Index Fund

      RiverSource Money Market Series, Inc.                          Post-Effective Amendment No. 68
       RiverSource Cash Management Fund - Class Z shares             File No. 2-54516/811-2591
                                                                     Accession No.: 0000950123-10-006870
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Dear Ms. Mengiste:

This letter responds to your additional comments received by telephone on March 25, 2010 with respect to the above-referenced Funds' Form N-1A post-effective amendments filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on January 29, 2010 (the "Filings") and our previous comment responses filed via correspondence on March 19, 2010.

RiverSource Income Builder Funds and RiverSource Portfolio Builder Funds

COMMENT: Footnote (c) to the Annual Fund Operating Expenses table should not include disclosure regarding the waivers or expenses reimbursed for the underlying funds.

RESPONSE: The footnote will be deleted.

RiverSource Cash Management Fund - Class Z shares

COMMENT: Please ensure the expense reimbursement or fee waiver arrangement will reduce expenses for no less than one year from the effective date of the registration statement. If not, the two fee waiver/expense reimbursement lines and footnote need to be removed from the expense table.

RESPONSE: The fee waiver/expense reimbursement contractual commitment will be in place through April 1, 2011, one year from the effective date of the prospectus.

In connection with the Filings listed above, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents

Document Number: 275843            Version: 1
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     to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Erin Nygard at (612) 671-2543.

Sincerely,

/s/ Joseph L. D'Alessandro
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Joseph L. D'Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

Document Number: 275843            Version: 1